As filed with the Securities and Exchange Commission on December 11, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                   FORM 20-F

            [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED

                                       OR

            [ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                TO

                     COMMISSION FILE NUMBER:

                               VIVENDI UNIVERSAL
             (Exact name of Registrant as specified in its charter)

              N/A                   42, avenue de Friedland           Republic of France
 (Translation of Registrant's        75380 Paris Cedex 08       (Jurisdiction of incorporation
      name into English)                    France                     or organization)
                                (Address of principal executive
                                           offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                   NAME OF EACH EXCHANGE
                    TITLE OF EACH CLASS:                           ON WHICH REGISTERED:
                    --------------------                           ---------------------
   Shares, nominal value E5.50 per share, represented by        The New York Stock Exchange
    American Depositary Shares (as evidenced by American
    Depositary Receipts), each American Depositary Share
                  representing one share*

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

American Depositary Shares..................................   24,328,220**
Shares, nominal value E5.50 per share.......................  595,648,168**

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]     No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [ ]     Item 18 [X]

 * Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

** As of December 31, 1999.
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--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This post-effective Amendment No. 2 is being filed by Vivendi Universal, a societe anonyme organized under the laws of France, as the successor company to Vivendi, a societe anonyme organized under the laws of France.

     On December 8, 2000, Vivendi, The Seagram Company Ltd., a corporation organized under the laws of Canada, and Canal Plus S.A., a societe anonyme organized under the laws of France ("CANAL+"), completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. We refer to these transactions in this document as the "merger transactions." The transactions, which were completed on December 8, 2000, included the following:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal;

     - Vivendi Universal's acquisition of all the businesses of CANAL+ not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster; CANAL+'s French premium pay television channel was retained by CANAL+. Public CANAL+ shareholders retained their 51% interest in CANAL+ and Vivendi Universal continues to own the remaining 49% of CANAL+; and

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY SHARES

GENERAL

     As of December 8, 2000, after the completion of the merger transactions, there were 1,080,025,747 of our ordinary shares outstanding. All of the outstanding ordinary shares are fully paid. Our ordinary shares have a nominal value of E5.50 per share. Our statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder, as discussed under "-- Form, Holding and Transfer."

OWNERSHIP OF VIVENDI UNIVERSAL ORDINARY SHARES BY NON-FRENCH PERSONS

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote ordinary shares of French companies. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in a French company. Under existing administrative rulings, ownership of 20% or more of a company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

     - the acquiring party's intentions;

     - the acquiring party's ability to elect directors; and

     - financial reliance by the French company on the acquiring party.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

VOTING RIGHTS

     In general, each of our ordinary shares carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of our company through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place.

DIVIDEND RIGHTS

     We may pay dividends only out of our "distributable profits," plus any amounts held in our reserve that the shareholders decide to make available for distribution. These amounts may not include amounts specifically required to be held in reserve by law or the statuts. Distributable profits consist of the unconsolidated net profit generated in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or the statuts.

     LEGAL RESERVE. The French commercial code provides that French societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

     APPROVAL OF DIVIDENDS. Under the French commercial code, a company's board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If a company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, its board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval, unless the distribution is of shares. We generally do not expect to pay interim dividends.

     DISTRIBUTION OF DIVIDENDS. Dividends are distributed to shareholders pro rata in accordance with the nominal value of ordinary shares held. In the case of interim dividends, distributions are payable to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date will be decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

     TIMING OF PAYMENT. Under the French commercial code, we must pay any dividends approved by the board of directors or shareholders within nine months of the end of our fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

LIQUIDATION RIGHTS

     If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our ordinary shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities we issued for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

     A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     We agreed in the merger agreement with Seagram and CANAL+ to take all necessary actions, including making any necessary securities filings, to ensure that all holders of our securities, regardless of jurisdiction of residence, are entitled to all benefits of the foregoing preferential subscription rights.

LISTING

     Our ordinary shares have been listed for trading on the Premier Marche of the Paris Bourse.

FORM, HOLDING AND TRANSFER

FORM OF SHARES

     Our statuts provide that our ordinary shares may be held in registered or bearer form. In accordance with French securities law, shareholders' ownership rights, whether in registered or bearer form, are represented by book entries instead of share certificates.

HOLDING OF SHARES

     We maintain a share account with Sicovam for all our ordinary shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder's request, through the shareholder's accredited intermediary (i.e., a French broker, bank or financial institution registered as such). Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. BNP Paribas, as a matter of course, will issue confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

     Our ordinary shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are recorded in an account that the accredited intermediary maintains with Sicovam, as no other company is authorized to act as central depositary. That account is separate from our share account for pure registered ordinary shares with Sicovam. Each accredited intermediary maintains a record of our ordinary shares held through it and issues physical certificates of registration representing ordinary shares held in bearer form for the ordinary shares that it holds. Our ordinary shares held in bearer form may be transferred only through accredited intermediaries and Sicovam. We may ask Sicovam for the identity of the holders of its ordinary shares or other securities granting immediate or future voting rights, held in bearer form, with the number of shares or other securities so held.

TRANSFER OF SHARES

     Our statuts do not contain any restrictions on the transfer of our ordinary shares. Our registered ordinary shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to El52,449.01 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of E22.87 per transaction and a maximum assessment of E609.80 per transaction. Nonresidents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ANTI-TAKEOVER EFFECTS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify us within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a E18,293.88 fine.

     Under applicable French stock exchange regulations, when a natural person or a legal entity, acting alone or in concert, comes to hold, directly or indirectly, more than one-third of the securities or more than one-third of the voting rights of a listed company, that person or legal entity is obliged to make a tender offer for all the capital stock of the company and all other securities convertible into, or exchangeable or otherwise exercisable for, the capital stock or voting rights of the company. The offer must be on terms and conditions that are acceptable to the CMF and must remain open for 25 trading days.

     The same provisions apply to any natural person or legal entity acting alone or in concert:

     - that holds directly or indirectly between one-third and one-half of the securities or the voting rights of a company and that, in less than twelve consecutive months, increases the number of securities or voting rights it holds by at least 2% of all the securities or voting rights of the company; or

     - where more than one-third of the capital or voting rights of a listed company is held by another company and constitutes an essential part of the other company's assets and where:

        -- a person acquires "control" (as defined under the French commercial code) of the other company; or

        -- a group of persons acting in concert holds more than 50% of the capital or of the voting rights of the other company, without any of those persons having control individually.

     French stock exchange regulations provide certain exemptions to the obligation to make a mandatory offer that may be allowed by the CMF.

     Under French stock market regulations, a shareholder who comes to hold, alone or in concert with others, at least 95% of the voting rights of a listed company may initiate a withdrawal offer (offre publique de retrait) to acquire the shares of the remaining shareholders and, subject to the initiator having decided to do so at the time of the launch of the offer, the withdrawal offer may be followed by a mandatory "squeeze out" (retrait obligatoire) of the remaining minority shareholders. The majority shareholder may also reserve its right to initiate a squeeze out until the withdrawal offer has been completed. In the case of a majority shareholder that holds 95% of the company's voting rights, any holder of voting equity securities that does not belong to the majority group can also apply to the CMF to require the majority shareholder or group to file a withdrawal offer, and consequently to offer to acquire the shares of the minority. In that instance, the consideration to be given to the minority under the squeeze out cannot be lower than the withdrawal offer (and may be required to be higher if any event that would be of influence to the value of the company's securities occurs after the withdrawal offer is declared receivable by the CMF). The consideration offered must, in addition, be appraised by an independent expert.

     In addition, a number of provisions of French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

     - shares with double voting rights;

     - a company's board of directors to increase the company's share capital during a tender offer;

     - limitations on the voting power of shareholders; and

     - shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

     Our statuts contain provisions that could diminish the likelihood that a potential acquiror will gain control of the company. In particular, under our statuts:

     - the voting rights of shareholders who own in excess of 2% of the total voting power of the company are adjusted to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place; and

     - any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of the company's shares may be deprived of voting rights for those shares in excess of the unreported fraction.

     Holders of Vivendi Universal ADSs and holders of exchangeable shares of Vivendi Universal Exchangeco Inc. issued to certain Seagram shareholders in connection with the merger transactions (who will also be holders of Vivendi Universal voting rights, actions en nue propriete (or the bare legal title of an ordinary share), each of which gives the holder thereof the right to vote on the same basis and in the same circumstances as one ordinary share) must also comply with these disclosure requirements. These holders are also subject to having their voting rights reduced in the event of noncompliance to the same extent as holders of ordinary shares.

                     DESCRIPTION OF VIVENDI UNIVERSAL ADSS

AMERICAN DEPOSITARY SHARES

     The depositary has issued the Vivendi Universal ADSs, which are evidenced by Vivendi Universal ADRs. Vivendi Universal ordinary shares can be deposited with BNP Paribas, Societe Generale or Credit Lyonnais, as custodian, pursuant to a deposit agreement among Vivendi Universal, the depositary and owners and beneficial owners of Vivendi Universal ADRs. Each of our ADSs represents one Vivendi Universal ordinary share. Each of our ADSs also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to an ADR holder.

     The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     Our ADSs can be held either directly or indirectly through a broker or other financial institution. A person or entity that holds ADSs directly by having the ADSs registered in its name on the books of the depositary, is considered a Vivendi Universal ADR holder. Except as otherwise indicated, this description assumes an ADR holder holds ADSs directly. A person or entity that holds ADSs through a broker or financial institution must rely on the procedures of that broker or financial institution to assert the rights of an ADR holder described in this section. All persons owning ADSs through a broker or a financial institution should consult with their broker or financial institution to find out what those procedures are.

     Because the depositary will actually hold our ordinary shares, a ADR holder will be required to rely on it to exercise the rights of a shareholder on the behalf of the ADR holder. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and our ADRs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. For more complete information, ADR holders should read the entire deposit agreement and the form of our ADR, which contains the terms of the ADSs. Copies of these documents are exhibits to the Form F-6 Registration Statement relating to the ADSs and to this document. A copy of the deposit agreement is on file with the depositary and the custodian and is open for inspection by our ADS holders during business hours.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     We may make various types of distributions with respect to our securities. The depositary has agreed to pay to ADR holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. An ADR holder will receive these distributions in proportion to the number of underlying ordinary shares its ADSs represent.

     - Cash. The depositary will promptly convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, if it can do so. If the depositary cannot convert the currency, the deposit agreement allows the depositary to distribute the distribution in the foreign currency, or hold the foreign currency it cannot convert for the account of our ADR holders who have not been paid. The depository will not invest the foreign currency and it will not be liable for interest.

       Before making a distribution, any withholding taxes that will be required to be paid under applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF EXCHANGE RATES

       FLUCTUATE DURING A TIME WHEN THE DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, AN ADR HOLDER MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

     - Shares. The depositary will distribute new ADRs evidencing any ordinary shares we distribute as a dividend or free distribution. The depositary will distribute only whole ADRs. It will sell shares that would require it to issue a fractional ADR and distribute the net proceeds in the same way it does with cash. If additional ADRs are not distributed, the existing ADSs will also represent the new ordinary shares.

     - Rights to receive additional shares. If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to ADR holders if it can do so. If the depositary makes rights available to an ADR holder, upon instruction from the holder, it will exercise the rights and purchase the shares on behalf of the ADR holder. The depositary will then deposit the shares and issue ADRs to an ADR holder. It will exercise rights only if an ADR holder pays it the exercise price and any other charges the rights require you to pay.

     - Other Distributions. The depositary will send to the ADR holder anything else we distribute on deposited securities, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges.

     Before the depositary distributes any ADRs, rights or other property to holders of Vivendi Universal ADSs, we must instruct it to do so and provide reasonably satisfactory evidence that it is legal to do so. We have agreed with the holders of ADRs to take all actions necessary (including providing the required instructions and evidence to the depositary) to cause the distribution to an ADR holder of all shares, rights and anything else distributed to the holders of the ordinary shares to the same extent and in the same form as any distributions made to the holders of our ordinary shares, except that ADR holders will receive ADRs upon any distribution of ordinary shares and ADR holders will receive distributions of cash to the extent provided above. We have agreed with the holders of ADRs to register our ADRs, shares, rights or other securities to be distributed under applicable laws, if required thereunder, and to take all other actions necessary to permit those distributions to be made. We have agreed with the holders of ADRs that we will not make any distributions to the holders of our ordinary shares, or offer to the holders of our ordinary shares any rights to subscribe for additional shares or other securities, unless the distribution or offer will also be made substantially contemporaneously to the holders of our ADSs as required by the provisions described above.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate, or that such conversion can occur within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     The depositary will issue ADSs if an ADR holder or its broker deposits ordinary shares or evidence of rights to receive shares with the custodian. In the case of ADSs issuable upon exchange of the exchangeable shares, the depositary will issue the ADSs following our deposit with the custodian of the ordinary shares underlying those ADSs.

     Our ordinary shares deposited in the future with the custodian will be required to be accompanied by certain documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited ordinary shares for the account of the depositary. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares and not distributed as provided in the deposit agreement. The deposited ordinary shares and any such additional items are referred to as "deposited securities."

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses and any charges of the depositary and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, the depositary will issue ADRs in the name of the person entitled to them evidencing the number of ADSs to which that person is entitled. Certificated ADRs will be delivered at the depositary's corporate trust office to the persons requested by the person entitled to them.

     When ADR holders turn in their ADSs at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to an account designated by the ADR holder and maintained by us, in the case of ordinary shares in registered form, or transfer the ordinary shares to an account of an accredited financial institution on the behalf of the ADR holder, in the case of ordinary shares in bearer form. The ordinary shares underlying the ADSs issued upon exchange of the exchangeable shares will be in bearer form.

     The depositary may close the transfer books, at any time or from time to time, when deemed advisable by it in connection with the performance of its duties. However, when it does so, ADR holders retain the right to cancel their ADRs and withdraw the underlying deposited securities at any time subject only to:

     - temporary delays caused by the closing of the transfer books of the depositary or us or the deposit of our ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends (we are not aware of any statutory or regulatory limit to the length of time during which Vivendi Universal or the depositary can close its respective transfer books in connection with these activities; however, as indicated, we expect that any delay in canceling ADRs and withdrawing the underlying ordinary shares to be temporary);

     - the payment of fees, taxes and similar charges; or

     - compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying deposited securities.

     The right of ADS holders to withdraw underlying deposited securities may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

     In general, each Vivendi Universal ADS carries the right to cast one vote on matters on which holders of our ordinary shares may vote. However, our statuts adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. If an ADR holder holds ADSs directly or indirectly through a broker or financial institution, this formula will not be applicable to the ADR holder if the holder represents when it votes that it does not own in excess of 2% of the total voting power of Vivendi Universal (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer). If an ADR holder owns more than 2% (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer), that ADR holder will need to contact the depositary in order to vote; the depositary will forward to us the information necessary to allow the ADR holder to vote. The voting instructions that will be furnished to the ADR holder will explain these procedures.

     The depositary will provide an ADS holder with voting instructions upon its receipt of notice of the meeting, and an ADR holder may instruct the depositary how to exercise the voting rights for our ordinary shares underlying our ADSs. Upon receipt of notice of any meeting of holders of our ordinary shares or other deposited securities that we send, the depositary will mail, at our expense, the notice to our ADR holders as soon as practicable. The notice will contain an English version of the notice and an English translation of any materials provided to our ordinary shareholders, or in some cases, English equivalents of those materials, and will describe how the ADR holders, on or before a certain date, may instruct the depositary to exercise the voting rights for our ordinary shares underlying their ADSs, including a statement as to how ordinary shares for which the depositary receives incomplete voting instructions will be voted. For instructions to be valid, the depositary will be required to receive them on or before the date specified. The depositary will vote or have its agents vote the shares or other deposited securities as an ADR holder instructs and only as he instructs. The depositary will not itself exercise any voting discretion.

     We have agreed to deliver voting materials to the depositary sufficiently in advance of the meeting to enable the depositary to deliver voting materials to ADR holders, such that ADR holders will have sufficient time to give the depositary voting instructions. If an ADR holder hold ADSs through a broker, dealer or other intermediary, however, we cannot guarantee that the ADR holder's intermediary will send voting materials in time for the ADR holder to exercise its voting rights. The depositary will not charge ADS holders for submitting voting instructions as ADS holders to the depositary in connection with shareholders' meetings.

RECORD DATES

     The depositary will fix the dates for determining which of the ADS holders will be entitled:

     - to receive a cash dividend or other distribution;

     - to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities; and

     - to give instructions for granting approvals for proposed amendments to the deposit agreement,

all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     The depositary will deliver to all holders of ADSs English translations of all notices and any other communications and reports, including proxy materials, delivered to the holders of the ordinary shares or, in some cases, English equivalents of those documents. In addition, we will notify the depositary, and the depositary will notify the ADS holders, of any meeting of our shareholders or ADS holders, or of any adjourned meeting, provided that the depositary receives notice of such meeting from us. The depositary will make available for inspection, at its corporate trust office, English translations of all communications and reports that we make available for inspection by holders of ordinary shares or, in some cases, English equivalents of those documents. We have agreed to provide the depositary sufficient copies of all documents required to be delivered or made available to permit the depositary to satisfy these obligations.

     The depositary will also make available for inspection at its corporate trust office books, including the list of holders of receipts, for the registration and transfer of receipts by the ADS holders, provided that the inspection is not for the purpose of communicating with ADS holders in the interest of a business or object other than our business or is for a matter related to the deposit agreement or the Vivendi Universal ADSs.

FEES AND EXPENSES

     ADS holders may be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs, including if the deposit agreement terminates. The fee in each case shall not be in excess of $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. ADS holders or persons depositing shares may also be charged for the following expenses:

     - stock transfer and other taxes and governmental charges;

     - cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution, except for distributions of cash dividends.

     We will pay all other charges and expenses of the depositary, including all fees and expenses related to the issuance of ADSs upon exchange of the exchangeable shares of Vivendi Universal Exchangeco Inc. issued to certain former Seagram shareholders in connection with the merger transactions, and any agent of the depositary (except the custodian) pursuant to agreements entered into from time to time by us and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     ADR holders will be required to pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may deduct the amount of that tax or charge from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder will remain liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any transfer of an ADS or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations) until such payment is made. If the depositary sells the deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property, remaining after it has paid the taxes. The depositary will use reasonable efforts to assist eligible U.S. residents, and eligible Canadian residents who request assistance, in recovering amounts to which they may be entitled under some provisions of French law relating to the payment of dividends, including excess withholding and amounts in respect of the avoir fiscal.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If we take certain actions that affect the deposited securities, including
(1) any change in nominal value or par value, split-up, consolidation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets, then the shares or other securities received by the depositary will become deposited securities. Any cash received by the depositary will be distributed to the extent described above. Each ADR will automatically represent its equal share of cash (until distributed) or the new deposited securities, unless additional ADRs are distributed pursuant to the following sentence. The depositary may execute and deliver additional ADRs, as in the case of a distribution of ordinary shares, or ask an

ADR holder to surrender its outstanding ADRs in order to provide him with new ADRs specifically describing the new deposited securities.

AMENDMENT AND TERMINATION

     In general, we may agree with the depositary for the ADR holders to amend the deposit agreement and the ADSs without consent from the ADR holders. However, holders of a majority of the ADSs must approve in writing any amendment that materially and adversely affects their rights or, with respect to specified provisions of the deposit agreement, any amendment that is adverse to them. Notwithstanding the foregoing, ADR holders do not have the right to approve (1) amendments that are necessary to comply with any applicable laws or regulations, our statuts or the rules and regulations of the stock exchange on which the ADSs are listed, (2) amendments to increase the fees or charges that the depositary may charge to an ADR holder, and (3) amendments to change the number of ordinary shares that are represented by each ADS. In situations where no approval is required, ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADS holders. If an ADS holder continues to hold ADSs after being so notified, such holder will be deemed to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair an ADR holder's right to surrender its ADSs and receive the underlying securities, except in order to comply with an applicable law.

     The depositary will terminate the deposit agreement if we ask it to do so. We can only do so if the deposited securities are listed on The New York Stock Exchange (NYSE) or the Nasdaq National Market prior to that termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In that event, we will use our reasonable best efforts to either
(i) enter into a successor depositary agreement having terms no less favorable to the holders of ADSs than the previous depositary agreement or (ii) cause the ordinary shares or other deposited securities (which will be distributed to ADS holders upon surrender of their ADSs) to be listed on the NYSE or the Nasdaq National Market. The depositary will be required to notify ADR holders at least 90 days before termination.

     After termination, the depositary and its agents will be required only to collect dividends and other distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancellation of ADSs. After one year from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations under the deposit agreement will be with respect to indemnification and to pay certain amounts to the depositary.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO VIVENDI UNIVERSAL ADR HOLDERS

     The deposit agreement expressly limits the obligations and liability of the depositary and its agents. Neither the depositary nor any of its agents will be liable if it:

     - is prevented from or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities and acts of God;

     - exercises or fails to exercise discretion under the deposit agreement;

     - performs its obligations without negligence or bad faith;

     - takes any action or fails to take any action based on advice or information provided by legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and to have been properly executed.

     The deposit agreement limits our liability and obligations, and those of our agents, in the same way.

     Neither the depositary nor our company, nor our respective agents, will be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs that in our opinion or the opinion of the depositary, respectively, may lead it to incur expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liability is furnished as often as it requires.

     The depositary will not be responsible for a failure to carry out instructions to vote the deposited securities (provided it performs its obligations in good faith), the matter on which any vote is cast or the effect of the vote.

     The depositary may own and deal in any class of our securities.

DISCLOSURE OF INTEREST IN VIVENDI UNIVERSAL ADSS

     We may from time to time request ADR holders to provide information as to the capacity in which the holders own or owned ADSs and regarding the identity of any other persons then or previously interested in the Vivendi Universal ADSs as to the nature of such interest and various other matters. The depositary will use reasonable efforts to comply with written instructions received from us requesting that the depositary forward any such requests to the ADS holders and to forward to us any responses to such requests received by the depositary.

     Each ADR holder will be required to comply with our statuts, as they may be amended from time to time, and French law, if applicable, with respect to the disclosure requirements regarding ownership of our shares, all as if such ADSs were, for this purpose, the ordinary shares represented thereby. For a description of provisions of French law and our statuts that impose disclosure obligations, see "-- Description of Vivendi Universal Ordinary
Shares -- Anti-Takeover Effects." In order to facilitate compliance with those requirements, ADS holders will be required to deliver any required information to the depositary and our company. We will, as soon as practicable, forward the information, if applicable, to the CMF or other French authorities.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the books of the depositary or our books are closed, or at any time if the depositary deems it advisable to do so.

     An ADR holder has the right to cancel its ADSs and withdraw the underlying ordinary shares at any time except in circumstances in which the depositary may restrict the withdrawal of deposited securities. See "-- Deposit, Withdrawal and Cancellation."

PRE-RELEASE OF ADRs

     In certain circumstances, subject to the provisions of the deposit agreement, the depositary may issue ADRs before deposit of the underlying ordinary shares. This is called a pre-release of the ADRs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADRs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

     - before or at the time of the pre-release, the party to whom the pre-release is being made must:

        - represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited;

        - assign all beneficial ownership of the shares or ADRs to the depositary; and

        - agree to not take any action with respect to the shares or ADRs that is inconsistent with the transfer of beneficial ownership;

     - the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

     - the depositary must be able to close out the pre-release on not more than five business days' notice.

     In addition, the depositary will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it deems it appropriate to do so.

                       DESCRIPTION OF EXCHANGEABLE SHARES

GENERAL

     The exchangeable shares were issued by Vivendi Universal Exchangeco to certain Seagram shareholders in connection with the Merger transactions. The exchangeable shares are substantially the economic equivalent of the Vivendi Universal ADSs that a Seagram shareholder would have received if the holder had elected to receive Vivendi Universal ADSs. Holders of exchangeable shares also received Vivendi Universal voting rights, each of which entitles the holder to one vote on the same basis and in the same circumstances as one Vivendi Universal ordinary share. For a description of the Vivendi Universal voting rights, see "-- Description of Vivendi Universal Voting Rights."

     The exchangeable shares are exchangeable at any time before the redemption date, as described below, at the option of the holder on a one-for-one basis, except as described below, for our ADSs. As part of the merger transactions, our company, Vivendi Universal Exchangeco and a trustee entered into the exchange trust agreement under which, among other things, the trustee is granted certain rights and agrees to certain obligations, including those described below, for the benefit of the holders of exchangeable shares. In addition, as part of the merger transactions, our company, Vivendi Universal Holdings, our wholly-owned Canadian subsidiary, and Vivendi Universal Exchangeco entered into the support agreement, under which, among other things, we agreed to certain obligations, including those described below, to support the obligations of Vivendi Universal Exchangeco and Vivendi Universal Holdings with respect to the exchangeable shares. The tax consequences of receiving or holding exchangeable shares may differ significantly from the tax consequences of receiving or holding ADSs depending upon your particular circumstances.

     If we issue preferential subscription rights to holders of our ADSs after the completion of the merger transactions entitling them to subscribe for additional ADSs at less than the market price and an economically equivalent distribution is not made on the exchangeable shares, then the number of ADSs receivable by a holder of exchangeable shares upon the redemption of exchangeable shares by Vivendi Universal Exchangeco, the exercise by a holder of its right to require Vivendi Universal Exchangeco to redeem those exchangeable shares, the liquidation, dissolution or winding-up of our company or Vivendi Universal Exchangeco or the exercise by Vivendi Universal Holdings of its overriding call rights will be increased according to a formula and the dividend and distribution rights of holders of exchangeable shares will be adjusted, in each case in a manner designed to protect holders of exchangeable shares from dilution.

     The rest of this description of the terms of the exchangeable shares assumes that each exchangeable share is exchangeable for one ADS. In the event that the ratio is adjusted to equal more than one, the entitlements of the holders of exchangeable shares is also appropriately increased.

     Vivendi Universal Exchangeco may issue an unlimited number of exchangeable shares. The exchangeable shares that are authorized may be issued, without the approval of the holders of exchangeable shares, at the time or times, to the persons and for the consideration that Vivendi Universal Exchangeco may determine. The foregoing is subject to applicable laws, regulations and stock exchange requirements and to all required dividends on the outstanding exchangeable shares having been declared and paid.

RANKING

     The exchangeable shares are entitled to a preference over the common shares of Vivendi Universal Exchangeco and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of Vivendi Universal Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding-up its affairs.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

VOTING RIGHTS

     The holders of exchangeable shares are not be entitled to receive notice of, attend or vote at any meetings of shareholders of Vivendi Universal Exchangeco, except as required by applicable law and except with respect to amendments and modifications of the provisions of the exchangeable shares as described below under "-- Amendment and Approval." The holders of exchangeable shares are entitled to exercise voting rights with respect to us through the Vivendi Universal voting rights.

     The support agreement provides that we will not exercise, and cause our affiliates not to exercise, any voting rights with respect to any exchangeable shares we hold or that are held by our affiliates. However, the support agreement also provides that we will appoint, and will cause our affiliates to, appoint proxyholders with respect to their exchangeable shares for the sole purpose of attending meetings of the holders of exchangeable shares in order to be counted as part of the quorum for those meetings.

DIVIDEND RIGHTS

     Upon the declaration of any dividend or distribution on our ADSs, the board of directors of Vivendi Universal Exchangeco will declare, and the holders of exchangeable shares will be entitled to receive, subject to applicable law, a dividend or distribution on each exchangeable share:

     - in the case of a cash dividend or distribution declared on our ADSs, in an amount in cash equal to, and in the currency of, the cash dividend or distribution paid on each ADS or in an equivalent amount in Canadian dollars;

     - in the case of a stock dividend or distribution declared on our ADSs to be paid in ADSs, if the one-to-one ratio of exchangeable shares to our voting rights can be maintained by reason of the custodian receiving sufficient additional voting rights, by the issue or transfer of that number of exchangeable shares that is equal to the number of ADSs to be paid on each outstanding ADS, and if the one-to-one ratio of exchangeable shares to voting rights cannot be maintained, then by the issue or transfer of the cash, securities or additional consideration necessary to effect an economically equivalent dividend or distribution; or

     - in the case of a dividend or other distribution declared on our ADSs to be paid in property other than cash or ADSs, in the type and amount of property as is economically equivalent to the type and amount of property to be paid on each ADS.

     These dividends and distributions are the only dividends or distributions to which the holders of exchangeable shares are entitled. The declaration date, record date and payment date for these dividends and distributions will be the same as the relevant date for the corresponding dividends or distributions on the ADSs.

     In the case of a stock dividend or distribution declared on our ADSs to be paid in ADSs, in lieu of declaring a corresponding stock dividend on the exchangeable shares, the board of directors of Vivendi Universal Exchangeco may elect to effect a contemporaneous and economically equivalent subdivision of the outstanding exchangeable shares.

     The board of directors of Vivendi Universal Exchangeco will determine, in good faith and in its sole discretion, "economic equivalence" for these purposes, and its determination, based upon the factors specified in the terms of the exchangeable shares, will be binding on the holders of exchangeable shares and on Vivendi Universal Exchangeco.

LIQUIDATION RIGHTS WITH RESPECT TO VIVENDI UNIVERSAL EXCHANGECO

     In the event of the liquidation, dissolution or winding-up of Vivendi Universal Exchangeco or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding up its affairs:

     - each exchangeable share will entitle its holder, subject to applicable law and to Vivendi Universal Holdings' overriding call right, to receive from the assets of Vivendi Universal Exchangeco on a preferential basis to the common shares and to shares ranking junior to the exchangeable shares one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share; and

     - Vivendi Universal Holdings will have an overriding right to purchase all of the outstanding exchangeable shares (other than those we hold or that are held by our affiliates) for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     In the event Vivendi Universal Exchangeco institutes, consents to or fails to contest in good faith within 30 days any bankruptcy, insolvency or winding up proceedings, admits in writing its inability to pay its debts generally as they become due, takes other specified actions indicating insolvency or fails for solvency reasons to redeem exchangeable shares upon being required to redeem such shares by the holder, then each holder of exchangeable shares (other than us and our affiliates) will be entitled to instruct the trustee under the exchange trust agreement to require us to purchase from the holder any or all of the exchangeable shares held by the holder for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. As soon as practicable after the occurrence of one of the insolvency events described in the preceding sentence, we and Vivendi Universal Exchangeco will give written notice to the trustee, and as soon as practicable after receiving that notice, the trustee will notify each holder of exchangeable shares, advising each holder of its rights described in this paragraph.

LIQUIDATION RIGHTS WITH RESPECT TO VIVENDI UNIVERSAL

     Upon the occurrence of specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, we are required, without any action by any party, to exchange on the fifth business day before the effective date of the event all the outstanding exchangeable shares for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

OPTIONAL REDEMPTION BY HOLDERS

     The holders of exchangeable shares are entitled at any time to require Vivendi Universal Exchangeco to redeem, subject to Vivendi Universal Holdings' overriding call right, any or all of their exchangeable shares for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share. In order to exercise this right, a holder of exchangeable shares must deliver to Vivendi Universal Exchangeco at its registered office or at any office of our registrar and transfer agent specified in a notice to the holder, among other things, the required written request and the certificates representing the exchangeable shares. The holder must state in the request the business day on which the holder desires Vivendi Universal Exchangeco to redeem the exchangeable shares, provided that this date may not be less than 10 business days nor more than 15 business days after the date on which the written request is received by Vivendi Universal Exchangeco. If no business day is specified by the holder in the request, the date of redemption is the 15th business day after the date on which the written request is received by Vivendi Universal Exchangeco. If the date of redemption is not a Tuesday or Friday, whether or not specified by the holder, it will be the nearest following Tuesday or Friday, provided such day is a business day.

     In the event that a holder of exchangeable shares exercises this right to require that Vivendi Universal Exchangeco redeem any of its exchangeable shares, Vivendi Universal Holdings has an overriding right to purchase all but not less than all of those exchangeable shares for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     Vivendi Universal Exchangeco must immediately notify Vivendi Universal Holdings of any redemption request and provide Vivendi Universal Holdings a copy of the written request. Vivendi Universal Exchangeco must notify the holder if Vivendi Universal Holdings is not exercising its overriding call right. If Vivendi Universal Holdings notifies Vivendi Universal Exchangeco that it wishes to exercise its overriding call right, which notice must be given within five business days of receipt by Vivendi Universal Holdings of a copy of the redemption request, and the holder does not revoke its request, as described below, Vivendi Universal Holdings will purchase the exchangeable shares on the date specified for redemption for the same consideration per exchangeable share as on a redemption as described above.

     A holder of exchangeable shares may revoke its redemption request, by notice in writing to Vivendi Universal Exchangeco, at any time prior to the close of business on the business day preceding the contemplated date of redemption, in which case the applicable exchangeable shares will not be purchased by Vivendi Universal Holdings or redeemed by Vivendi Universal Exchangeco.

     If Vivendi Universal Exchangeco is not permitted by solvency requirements or other provisions of applicable law to redeem all the exchangeable shares that a holder demands be redeemed, Vivendi Universal Exchangeco will redeem only that number of exchangeable shares of the holder as would not be contrary to those provisions of applicable law. In that event, the holder of exchangeable shares will be deemed to have instructed the trustee under the exchange trust agreement to require us to purchase the exchangeable shares not redeemed by Vivendi Universal Exchangeco for the same consideration per exchangeable share as described above under "-- Liquidation Rights with Respect to Vivendi Universal Exchangeco."

MANDATORY REDEMPTION BY VIVENDI UNIVERSAL EXCHANGECO

     On the redemption date, as described below, subject to Vivendi Universal Holdings' overriding call right, Vivendi Universal Exchangeco will redeem all the outstanding exchangeable shares for consideration per exchangeable share consisting of one Vivendi Universal ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     The "redemption date" is the date established by the board of directors of Vivendi Universal Exchangeco for the redemption by Vivendi Universal Exchangeco of all the outstanding exchangeable shares, which cannot be earlier than the thirtieth anniversary of the date that is fourteen days before the effective date of the arrangement unless:

     - the number of outstanding exchangeable shares (other than those that we hold or that are held by our affiliates) is less than a number equal to 5% of the number of exchangeable shares issued in connection with the arrangement (as that number may be adjusted by the board of directors of Vivendi Universal Exchangeco to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares or other specified events) in which case the board of directors of Vivendi Universal Exchangeco may accelerate the redemption date to an earlier date upon at least 60 days' prior written notice to the holders of the exchangeable shares and the trustee under the exchange trust agreement;

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Vivendi Universal Exchangeco (other than a matter described in the next bullet point); (2) the board of directors of Vivendi Universal Exchangeco has received an opinion from an internationally recognized investment bank confirming that the economic equivalence of the exchangeable shares and the ADSs is maintained after giving effect to the matter; (3) the board of directors of Vivendi Universal Exchangeco has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the redemption date) in any other commercially reasonable manner that does not result in the holders of exchangeable shares being entitled to vote as shareholders of Vivendi Universal Exchangeco; and (4) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the matter, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action; or

     - each of the following occurs: (1) a matter arises on which the holders of exchangeable shares are entitled to vote as shareholders of Vivendi Universal Exchangeco in order to approve any change to, or in the rights of the holders of, the exchangeable shares; (2) the change is necessary to maintain the economic equivalence of the exchangeable shares and the ADSs; (3) the board of directors of Vivendi Universal Exchangeco has received an opinion from an internationally recognized investment bank confirming that the economic equivalence of the exchangeable shares and the ADSs is maintained after giving effect to the change; and (4) the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of the holders of exchangeable shares to approve or disapprove, as applicable, the change, in which case the redemption date will be the business day following the date on which the holders of exchangeable shares failed to take the necessary action.

     Vivendi Universal Holdings has an overriding right to purchase on the redemption date all the outstanding exchangeable shares (other than those that we hold or that are held by our affiliates) for consideration per exchangeable share consisting of one ADS and an amount in cash equal to the declared and unpaid dividends on one exchangeable share.

     Vivendi Universal Exchangeco must notify the holders of exchangeable shares in writing at least 30 days before redeeming the exchangeable shares (or before purchase by Vivendi Universal Holdings pursuant to its overriding call right) on the thirtieth anniversary of the date that is fourteen days before the effective date of arrangement or as described in the first bullet point above. In the case of a redemption described in the second or third bullet points above, Vivendi Universal Exchangeco must give written notice as many days before the redemption date (or the date of purchase by Vivendi Universal Holdings) as its board of directors determines to be reasonably practicable in the circumstances. However, the accidental failure to give notice of a redemption described under the first, second or third bullet points above will not invalidate the redemption.

     The exchangeable shares held by a holder will also be automatically redeemed if that holder commences a formal proceeding before a court or regulatory body claiming any economic entitlement as a result of the holder's interest in the voting rights accompanying the holder's exchangeable shares. In such an event, the redemption date for that holder will be the date on which the holder commences the proceeding.

FRACTIONAL VIVENDI UNIVERSAL ADSS

     In the event of any exchange or transfer of exchangeable shares for ADSs, including upon the redemption date, an optional redemption at the request of a holder, the insolvency, dissolution or winding-up of our company or of Vivendi Universal Exchangeco or the exercise by Vivendi Universal Holdings of any of its overriding call rights, a holder of exchangeable shares who would otherwise be entitled to receive a fractional ADS upon the exchange or transfer will only be entitled to receive a cash payment equal to such fractional interest multiplied by the market price of Vivendi Universal ADSs.

PURCHASE FOR CANCELLATION

     Subject to applicable law, Vivendi Universal Exchangeco may at any time and from time to time purchase for cancellation all or any part of the outstanding exchangeable shares (1) by the issuance of its common shares or any shares ranking junior to the exchangeable shares or otherwise as Vivendi Universal Exchangeco may determine or (2) at any price by tender to all the holders of outstanding exchangeable shares or through any stock exchange on which the exchangeable shares are listed or quoted.

VIVENDI UNIVERSAL SUPPORT OBLIGATION

     The support agreement provides that, so long as any exchangeable shares (other than those that we hold or that are held by our affiliates) are outstanding:

     - We will not take any action that results in the declaration or payment of any dividends or other distributions on the ADSs, unless:

        -- Vivendi Universal Exchangeco simultaneously declares or pays, as the case may be, an economically equivalent dividend or distribution on the exchangeable shares or, if the dividend or distribution is a stock dividend or distribution of stock, Vivendi Universal Exchangeco effects a contemporaneous and economically equivalent subdivision of the outstanding exchangeable shares; and

        -- Vivendi Universal Exchangeco has sufficient cash or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment of the dividend or distribution on, or subdivision of, the exchangeable shares;

     - We will advise Vivendi Universal Exchangeco sufficiently in advance of the declaration of any dividend or other distribution on our ADSs and take all other actions as are reasonably necessary, in cooperation with Vivendi Universal Exchangeco, to ensure that the respective declaration date, record date and payment date for a dividend or other distribution on the exchangeable shares will be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the ADSs;

     - We will ensure that the record date for any dividend or other distribution declared on our ADSs is not less than ten business days after the declaration date of the dividend or other distribution;

     - We will take all actions and do all things as are reasonably necessary or desirable to enable and permit Vivendi Universal Exchangeco, in accordance with applicable law, to perform its obligations arising upon the liquidation, dissolution or winding-up or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding up its affairs, in the event of a redemption demand by a holder of exchangeable shares or on the redemption date, as the case may be, including all actions and all things as are necessary or desirable to enable and permit Vivendi Universal Exchangeco to deliver our ADSs to the holders of exchangeable shares and cash in respect of declared and unpaid dividends;

     - We will take all actions and do all things as are reasonably necessary or desirable to enable and permit Vivendi Universal Holdings, in accordance with applicable law, to perform its obligations arising upon the exercise of its overriding rights to purchase outstanding exchangeable shares upon the liquidation, dissolution or winding-up or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding up its affairs, in the event of a redemption demand by a holder of exchangeable shares or on the redemption date, as the case may be, including all actions and all things as are necessary or desirable to enable and permit Vivendi Universal Holdings to deliver ADSs to the holders of exchangeable shares and cash in an amount equal to declared and unpaid dividends; and

     - We will not, and will ensure that Vivendi Universal Holdings and its affiliates do not:

        -- exercise any vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of Vivendi Universal Exchangeco or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding up its affairs; or

        -- take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Vivendi Universal Exchangeco or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding-up its affairs.

     The support agreement provides that Vivendi Universal will take all necessary or desirable actions to ensure that the Vivendi Universal ADSs delivered in exchange for exchangeable shares will be freely tradeable, including, if necessary, registering the Vivendi Universal ADSs under applicable securities laws and maintaining the listing or quotation of the Vivendi Universal ADSs for trading on all stock exchanges and quotation systems where the outstanding Vivendi Universal ADSs are then listed or quoted.

     The support agreement also provides that, so long as any exchangeable shares (other than those we hold or that are held by our affiliates) are outstanding, we will not, without the prior approval of Vivendi Universal Exchangeco and the holders of the exchangeable shares:

     - issue or distribute to all or substantially all the holders of our ADSs:

        -- ADSs (or securities exchangeable for or convertible into or carrying rights to acquire ADSs) by way of stock dividend or other distribution (other than to holders of ADSs who exercise an option to receive those securities in lieu of receiving a cash dividend);

        -- rights, options or warrants to subscribe for or purchase any securities;

        -- other securities of any class; or

        -- evidences of indebtedness or other assets;

     - subdivide, redivide, reduce, consolidate, combine or otherwise change the outstanding ADSs into a different number of ADSs; or

     - reclassify or otherwise change the ADSs or effect an amalgamation, merger, reorganization or other transaction affecting ADSs,

unless an economically equivalent distribution on or change to, or in the rights of the holders of, the exchangeable shares is made simultaneously. If we issue preferential subscription rights to holders of ADSs entitling them to subscribe for additional ADSs at less than the market price, then the number of ADSs receivable for each exchangeable share will be increased unless an economically equivalent distribution on or change to, or in the rights of the holders of, the exchangeable shares is made simultaneously. We will ensure that the record date for any of the foregoing events (or the effective date if there is no record date) is not less than five business days after the date that we announce the event. The board of directors of Vivendi Universal Exchangeco will determine, in good faith and in its sole discretion, "economic equivalence" for these purposes, and its determination, based upon the factors specified in the support agreement, will be binding on us and on the holders of exchangeable shares.

     Under the support agreement, so long as any exchangeable shares (other than those that we hold or that are held by our affiliates) are outstanding, we are, and our board of directors is, prohibited from proposing or recommending or otherwise effecting with the consent or approval of our board of directors:

     - any tender or share exchange offer, take-over bid or similar transaction with respect to ADSs or ordinary shares, unless the holders of exchangeable shares participate in the transaction to the same extent and on an economically equivalent basis as the holders of ADSs (without being required first to request redemption of their exchangeable shares); or

     - any issuer bid or similar transaction for outstanding ADSs or ordinary shares, unless a substantially contemporaneous bid is made by Vivendi Universal Holdings for an equivalent percentage of the outstanding exchangeable shares on the same or economically equivalent terms (without the holders of exchangeable shares being required first to request redemption of their exchangeable shares).

     In addition, subject to limited exceptions, we will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of our undertaking, property and assets or the ordinary shares would become the property of any other person or, in the case of a merger, of the continuing corporation unless the rights of the holders of exchangeable shares are maintained.

     The support agreement provides that it may not be amended without the approval of the holders of exchangeable shares given in the manner described below under "-- Amendment and Approval," except for certain amendments that are determined by our board of directors and the boards of directors of Vivendi Universal Holdings and Vivendi Universal Exchangeco in good faith not to be prejudicial to the rights of the holders of exchangeable shares.

     Under the terms of the exchangeable shares, Vivendi Universal Exchangeco must take all actions to ensure our compliance and compliance by Vivendi Universal Holdings and Vivendi Universal Exchangeco with the provisions of the support agreement.

     We have agreed to use our reasonable best efforts to maintain a listing for the exchangeable shares on a prescribed Canadian stock exchange and to ensure that Vivendi Universal Exchangeco is a public corporation, in each case for purposes of the Canadian Tax Act, and to ensure that Vivendi Universal Exchangeco maintains a "substantial Canadian presence" within the meaning of the Canadian Tax Act in effect on the date of the support agreement.

CERTAIN RESTRICTIONS

     So long as any exchangeable shares are outstanding, Vivendi Universal Exchangeco is prohibited, without the approval of the holders of the exchangeable shares described below under "-- Amendment and Approval," from:

     - paying any dividends on its common shares or any of its other shares that rank junior to the exchangeable shares, other than stock dividends payable in common shares or other shares ranking junior to the exchangeable shares;

     - redeeming, purchasing or making any capital distribution in respect of its common shares or any of its other shares that rank junior to the exchangeable shares;

     - redeeming or purchasing any of its shares that rank equal to the exchangeable shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of Vivendi Universal Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Vivendi Universal Exchangeco among its shareholders for the purpose of winding-up its affairs; or

     - issuing any exchangeable shares or any of its other shares that rank equal or superior to the exchangeable shares, other than by way of stock dividends to the holders of exchangeable shares, subject to limited exceptions.

     These restrictions will not apply at any time that all dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on our ADSs have been declared and paid.

AMENDMENT AND APPROVAL

     The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders of the exchangeable shares. Any approval to be given by the holders of the exchangeable shares must be evidenced by a resolution passed by not less than two-thirds of the votes cast on the resolution at a meeting of the holders of exchangeable shares at which holders of at least 20% of the outstanding exchangeable shares are present or represented, except that this quorum requirement does not apply if the meeting is adjourned for lack of a quorum and subsequently reconvened.

     The exchange trust agreement provides that it may not be amended without the approval of the holders of exchangeable shares given in the manner described above, except for certain amendments to add covenants to the agreement, so long as our board of directors and the board of directors of Vivendi Universal Exchangeco are of the good faith opinion that the additions are not prejudicial to the rights of the holders of exchangeable shares, and certain other amendments that, in the opinion of the trustee and our board of directors and the board of directors of Vivendi Universal Exchangeco acting on the advice of counsel, are not prejudicial to the interests of the holders of exchangeable shares.

WITHHOLDING

     Our company, Vivendi Universal Exchangeco, Vivendi Universal Holdings, the trustee under the exchange trust agreement and the transfer agent for the exchangeable shares are entitled to deduct and withhold from any dividend or consideration payable to any holder of exchangeable shares (including upon an exchange or transfer of exchangeable shares for ADSs on the redemption date, an optional redemption at the request of a holder, the insolvency, dissolution or winding-up of our company or Vivendi Universal Exchangeco or the exercise by Vivendi Universal Holdings of any of its overriding call rights) any amount it determines, acting reasonably, is required or permitted pursuant to applicable tax laws. If the amount required or permitted to be deducted or withheld exceeds the cash portion of the consideration that is otherwise payable to the holder of exchangeable shares, our company, Vivendi Universal Exchangeco, Vivendi Universal Holdings, the trustee under the exchange trust agreement and the transfer agent are authorized to sell the portion of the consideration necessary to provide the cash to comply with the deduction or withholding requirement.

DISCLOSURE OF INTEREST IN EXCHANGEABLE SHARES

     Vivendi Universal Exchangeco and the trustee under the exchange trust agreement are entitled to require any holder of exchangeable shares or any person whom Vivendi Universal Exchangeco or the trustee knows or has reasonable cause to believe holds any interest in an exchangeable share to confirm that fact or to give such details as to whom has an interest in the exchangeable shares as would be required if the exchangeable shares were a class of "equity shares" of Seagram under Section 101 of the Securities Act (Ontario) or as would be required under Section 13(d) of the Exchange Act or similar French laws if the exchangeable shares were Vivendi Universal ADSs or Vivendi Universal ordinary shares.

TRANSFER AGENT

     The transfer agent and registrar for the exchangeable shares is CIBC Mellon Trust Company.

LISTING

     The exchangeable shares are listed on The Toronto Stock Exchange.

                 DESCRIPTION OF VIVENDI UNIVERSAL VOTING RIGHTS

GENERAL

     If you, prior to the completion of the merger transactions, were a Canadian resident Seagram shareholder who elected to receive exchangeable shares in the arrangement, you also received a Vivendi Universal voting right for each exchangeable share you received. Under French law, each voting right you hold is an action en nue propriete (or the bare legal title of an ordinary share), which, as described below, gives you the right to vote on the same basis and in the same circumstances as would one Vivendi Universal ordinary share. The voting rights trade with the related exchangeable shares.

CREATION AND SURRENDER OF THE VIVENDI UNIVERSAL VOTING RIGHTS

     The voting rights were formed by splitting a number of ordinary shares held in our treasury equal to the number of the exchangeable shares into (1) the voting rights (actions en nue propriete), which have been transferred to CIBC Mellon Trust Company, as custodian, to be held on behalf of the holders of the exchangeable shares, and (2) the usufruit, which we retain. For convenience, we refer to the usufruit as the "remaining beneficial interests." The splitting of the voting rights and the remaining beneficial interests and the transfer of the voting rights to the custodian were effected under a French law contract, which we refer to as the transfer agreement.

     We, as holder of the remaining beneficial interests, have all the rights associated with the ordinary shares that were split under the transfer agreement, other than the rights attached to the voting rights. Under the transfer agreement, the ordinary shares will be rejoined, with the entire legal and beneficial interest in those shares that we will then own, following the expiration of the agreement's thirty-year term. However, prior to the expiration of the transfer agreement, the exchangeable shares are expected to be exchanged for ADSs under certain circumstances that do not require the consent of holders of exchangeable shares. Upon any such exchange, the related voting rights would then be surrendered to us. See "Description of Exchangeable Shares -- Mandatory Redemption by Vivendi Universal Exchangeco."

CUSTODY AGREEMENT

     The custodian executed a custody agreement with us and Vivendi Universal Exchangeco. The custodian holds the voting rights directly or through an accredited intermediary eligible to hold ordinary shares in bearer form under French law.

     The following is a summary of the material terms of the custody agreement. For more complete information, you should read the entire custody agreement. A copy of the custody agreement is attached as an exhibit to this document and is also on file with the custodian and is open for inspection by holders of our voting rights during business hours at its principal office in Montreal, Quebec. The custodian's principal office in Montreal is located at 2001 University Street, 16th Floor, Montreal, Quebec H3A 2A6.

HOW TO VOTE A VIVENDI UNIVERSAL VOTING RIGHT

     In general, each voting right carries the right to cast one vote at meetings of holders of ordinary shares. However, our statuts adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of our total voting power through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. If you hold voting rights directly or indirectly through a broker or financial institution, this formula will not be applicable to you if you represent when you vote that you do not own in excess of 2% of our total voting power (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer). If you own more than 2% of our total voting power (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer), you will need to contact the custodian in order to vote. The custodian forwards to us the information necessary to allow you to vote. The voting instructions that will be furnished to you will explain these procedures.

     If you are a holder of voting rights, the custodian will provide you with voting instructions upon its receipt of notice of the meeting, and you may instruct the custodian how to exercise your voting rights. Upon receipt of notice of any meeting of holders of ordinary shares, the custodian will mail, at our expense, the notice to the holders of voting rights as soon as practicable. The notice will contain an English version of the notice and an English translation of any materials provided to our ordinary shareholders, or, in some cases, English equivalents of these materials, and will describe how you, on or before a certain date, may instruct the custodian to exercise the voting rights relating to your voting rights, including a statement as to how ordinary shares for which the custodian receives incomplete voting instructions will be voted. For instructions to be valid, the custodian will be required to receive them on or before the date specified. The custodian will vote or have its agents vote the ordinary shares as you instruct and only as you instruct. The custodian will not itself exercise any voting discretion.

     We have agreed to deliver voting materials to the custodian sufficiently in advance of the meeting to enable the custodian to deliver voting materials to you, such that you have sufficient time to give the custodian voting instructions. If you hold exchangeable shares through a broker, dealer or other intermediary, however, we cannot guarantee that your intermediary will send you voting materials in time for you to exercise your voting rights. The custodian will not charge holders of voting rights for submitting voting instructions in that capacity to the custodian in connection with shareholders' meetings.

RECORD DATES

     Subject to the provisions of the custody agreement, the custodian fixes the dates for determining the holders of voting rights who will be entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares.

REPORTS AND OTHER COMMUNICATIONS

     The custodian will deliver to all holders of voting rights English translations of all notices and any other communications and reports, including proxy materials, delivered to the holders of the ordinary shares or, in some cases, English equivalents of those documents. In addition, we will notify the custodian, and the custodian will notify the holders of voting rights of any meeting of our shareholders or holders of voting rights, or of any adjourned meeting, provided that the custodian receives notice of such meeting from us. The custodian will make available for inspection, at its principal office in Montreal, Quebec, English translations of all communications and reports that we make available for inspection by holders of ordinary shares or, in some cases, English equivalents of those documents. We have agreed to provide the custodian sufficient copies of all documents required to be delivered or made available to permit the custodian to satisfy these obligations.

OTHER RIGHTS UNDER FRENCH LAW

     In connection with the division of our shares into the voting rights and the remaining beneficial interests, under French law, certain other rights of holders of ordinary shares attach to the voting rights, in addition to the voting rights described above. These other rights may include the right to receive, at the expiration of the transfer agreement, the proceeds of any return of capital, distribution-in-kind or liquidation of Vivendi Universal. Under the terms of the exchangeable shares, your initiation of any formal proceeding before a court or regulatory body having jurisdiction alleging any rights to economic entitlement in respect of these other rights will result in the exchange of your exchangeable shares for ADSs and the surrender of the related voting rights.

     Without the approval of Vivendi Universal Exchangeco and the approval of the holders of the exchangeable shares as described above under "Description of the Exchangeable Shares -- Amendment and Approval," we will not take any action that would increase or decrease the other rights described above or change the allocation of rights between the voting rights and the corresponding remaining beneficial interests. Our board of directors will not propose or endorse any amendment to our statuts that would have this effect.

AMENDMENTS

     In general, we may agree with the custodian to amend the custody agreement without your consent. However, holders of a majority of the voting rights must approve in writing any amendment that materially and adversely affects their rights or, with respect to specified provisions of the custody agreement, any amendment that is adverse to them. Notwithstanding the foregoing, we and the custodian may agree in writing to amendments to comply with applicable law, rules or regulations or our statuts without the approval of the holders of voting rights.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO HOLDERS OF VOTING RIGHTS

     The custody agreement expressly limits the obligations and liability of the custodian and its agents. Neither the custodian nor any of its agents will be liable if it:

     - is prevented from or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the securities issued by us and acts of God;

     - exercises or fails to exercise discretion under the custody agreement;

     - performs its obligations without fraud, negligence, wilful misconduct or bad faith;

     - takes any action or fails to take any action based on advice or information provided by legal counsel, any holder or any other qualified person; or

     - relies in good faith upon any documents.

     The custody agreement limits our liability and obligations and those of our agents the same way.

     Neither the custodian nor our company nor our respective agents will be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any voting rights that in the opinion of our company or the opinion of the custodian may lead us or it to incur expense or liability, unless indemnity satisfactory to it against all expenses and liability is furnished as often as it requires.

     The custodian will not be responsible for a failure to carry out instructions to vote the voting rights, the matter on which any vote is cast or the effect of the vote, provided it performs its obligations without fraud, negligence, wilful misconduct or bad faith.

     The custodian may own and deal in any class of our securities.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this Registration Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Registration Statement. This Registration Statement incorporates by reference the documents set forth below that have been previously filed with the SEC:

          (1) The audited consolidated financial statements of The Seagram Company Ltd. included in Seagram's Annual Report on Form 10-K for the year ended June 30, 1999;

          (2) The audited consolidated financial statements of The Seagram Company Ltd. included in Seagram's Current Report on Form 10-K, filed September 28, 2000, as amended by Seagram's Annual Report on Form 10K/A, filed October 30, 2000; and

          (3) The unaudited interim consolidated financial statements of The Seagram Company Ltd. included in Seagram's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed November 13, 2000.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this post-effective amendment to the registration statement to be signed on its behalf.

                                          VIVENDI UNIVERSAL

                                          By: /s/  JEAN-FRANCOIS DUBOS
                                            ------------------------------------
                                              Name: Jean-Francois Dubos
                                              Title:  General Counsel

Dated: December 11, 2000

                               INDEX TO EXHIBITS

EXHIBIT                                                                   SEQUENTIALLY
NUMBER                            DESCRIPTION                             NUMBERED PAGE
-------                           -----------                             -------------
  1       Vivendi Universal Restated Corporate Status (unofficial
          English translation).
  3.1     Prospectus of Vivendi Environnement, dated April 14, 1999, for Euro 2,600,000,016 Bonds Convertible and/or exchangeable into new or existing shares of Vivendi or, if it is listed,
          Vivendi Environnement, guaranteed by Vivendi.*
  3.2     Multi-Access Portal Joint Venture Agreement Between Vodafone
          AirTouch Plc, Vodafone European Portal Ltd., Vivendi S.A.,
          Canal Plus S.A. and Vivendi Net S.A., dated May 16, 2000.*
  3.3     Merger Agreement, dated as of June 19, 2000, by and among
          Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
          Inc. and The Seagram Company Ltd.*
  3.4     Plan of Arrangement of The Seagram Company Ltd., as filed
          with the Articles of Arrangement of Seagram, dated December
          8, 2000.
  3.5     Option Agreement, dated as of June 19, 2000, by and between
          Vivendi S.A. and The Seagram Company Ltd.*
  3.6     Shareholder Voting Agreement, dated as of June 19, 2000, by and among Vivendi S.A. and certain shareholders of The
          Seagram Company Ltd.*
  3.7     Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain
          shareholders of The Seagram Company Ltd.*
  3.8     Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended
          and restated as of December 8, 2000, among Vivendi
          Universal, The Bank of New York as Depositary, and all
          Owners and Beneficial Owners from time to time of American
          Depositary Shares issued thereunder.
  3.9     Letter Agreement between Vivendi Universal and The Bank of
          New York relating to the payment of fees, dated December 8,
          2000.
  3.10    Custody Agreement among Vivendi Universal S.A., Vivendi
          Universal Exchangeco Inc. and CIBC Mellon Trust Company,
          dated December 8, 2000.
  3.11    Exchange Trust Agreement among Vivendi Universal S.A.,
          Vivendi Universal Exchangeco Inc. and CIBC Mellon Trust
          Company, dated December 8, 2000.
  3.12    Support Agreement between Vivendi Universal S.A. and Vivendi
          Universal Holdings Company, dated December 8, 2000.
  5.1     List of Vivendi Universal subsidiaries (other than The
          Seagram Company Ltd. and its subsidiaries).*
  5.2     List of subsidiaries of The Seagram Company Ltd.
          (incorporated by reference to the Annual Report on Form 10-K of The Seagram Company Ltd. for the year ended June 30,
          2000, filed September 28, 2000).

EXHIBIT                                                                   SEQUENTIALLY
NUMBER                            DESCRIPTION                             NUMBERED PAGE
-------                           -----------                             -------------
  6       Audited consolidated financial statements of The Seagram
          Company Ltd. for the period ended June 30, 1999.*
  7       Audited consolidated financial statements of The Seagram
          Company Ltd. for the period ended June 30, 2000.
  8       Unaudited interim consolidated financial statements of The
          Seagram Company Ltd. for the period ended September 30,
          2000.

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* Previously filed.